FORM 51–102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Great Panther Silver Limited (the “Company”)
1330 - 200 Granville Street
Vancouver, British Columbia, V6C 1S4

Item 2	Date of Material Change

July 12, 2016

Item 3	News Release

A news release with respect to the material change referred to in this report was disseminated through CNW Group on July 12, 2016 and subsequently filed under the profile of the Company on SEDAR at www.sedar.com.

Item 4	Summary of Material Change

The Company has closed its previously announced public offering of Units (the “Offering”) made pursuant to an amended and restated underwriting agreement dated July 6, 2016 between the Company and Cantor Fitzgerald Canada Corporation and Rodman & Renshaw a unit of H.C. Wainwright & Co., LLC, as joint bookrunners, and Euro Pacific Capital, Inc. and Sprott Private Wealth LP, as co-managers (collectively, the “Underwriters”).

Item 5	Full Description of Material Change

5.1	Full Description of Material Change

The Company has closed its previously announced Offering made pursuant to an amended and restated underwriting agreement dated July 6, 2016 between the Company and the Underwriters.

Pursuant to the Offering, the Company sold an aggregate of 18,687,500 Units at a price of US1.60 per Unit for gross proceeds of US$29.9 million. The Units sold include 2,437,500 Units sold pursuant to the exercise, in full, of the over-allotment option that was granted to the Underwriters. Each Unit consists of one common share in the capital of the Company (a “Share”) and one-half of one common share purchase warrant (each whole warrant, a “Warrant”). Each Warrant entitles the holder thereof to purchase one Share at the exercise price of US$2.25 per Share for a period of 18 months after the closing of the Offering.

The Company intends to use the net proceeds of the Offering, together with the Company’s current cash resources, to fund operating, development and exploration expenditures at its mining operations and projects, for possible future acquisitions and for general corporate and working capital purposes.

The Offering was completed by way of a prospectus supplement and an accompanying base shelf prospectus in all of the provinces of Canada, other than Québec, and was offered in the United States pursuant to a prospectus supplement and an accompanying base shelf prospectus filed as part of an effective shelf registration statement on Form F-10 filed with the United States Securities and Exchange Commission under the Canada/U.S. multi-jurisdictional disclosure system.

5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51–102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

Jim Zadra
Chief Financial Officer
Telephone: 604-608-1766

Item 9	Date of Report

July 18, 2016